

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

Rostislav Raykov
Chief Executive Officer, Director
Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709

> **Re: Fennec Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed October 30, 2020**
> **File No. 333-249775**

Dear Mr. Raykov:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc:    Garett Sleichter, Esq.